UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30991/ March 25, 2014

In the Matter of

HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST
UNDERLYING FUNDS TRUST
SCOTLAND ACQUISITION, LLC, D/B/A HATTERAS
    FUNDS, LLC

8540 Colonnade Center Drive
Suite 401
Raleigh, NC 27615

(File No. 812-14282)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Hatteras Alternative Mutual Funds Trust, Underlying Funds Trust, and Scotland Acquisition, LLC,
d/b/a Hatteras Funds, LLC, filed an application on February 21, 2014, requesting an order under
section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section
15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.
The order would supersede a prior order[1] and permit applicants to enter into and materially
amend sub-advisory agreements with wholly-owned sub-advisers and non-affiliated sub-advisers
without shareholder approval and would grant relief from certain disclosure requirements.

On February 27, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 30969). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and

_____

[1] AIP Alternative Strategies Funds and Alternative Investment Partners LLC, Investment Company Act Release
Nos. 26284 (Dec. 4, 2003) (notice) and 26318 (Jan. 5, 2004) (order).

consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Hatteras Alternative Mutual Funds Trust, et al. (File No. 812-14282) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary